FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 8/31/02

For the months of July and August 2002

TTI TEAM TELECOM INTERNATIONAL LTD.
(Translation of registrant's name into English)

7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___√___ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No___√___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

f:\word\2143\001\form6k.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TTI TEAM TELECOM INTERNATIONAL LTD.
(Registrant)

Date: August 29, 2002

By: ______________________
Israel Ofer
Chief Financial Officer

T.T.I Team Telecom International Ltd.

f:\word\2143\001\form6k.doc

Monday July 1, 6:57 am **Eastern Time**

Press Release

SOURCE: TTI Telecom Ltd.

TTI Telecom Appoints Former Cable & Wireless Chairman as Advisor to Board of Directors

HOBOKEN, N.J.--(BUSINESS WIRE)--July 1, 2002--TTI Telecom International Ltd. (NASDAQ:TTIL - News), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced the appointment of Lord Young of Graffham as an Advisor to the Board of Directors.

Lord Young, former Chairman of Cable & Wireless, will assist TTI Telecom in establishing alliances with telecom equipment vendors and system integrators and facilitate introductions with telecom service providers in Europe and APAC.

Lord Young, currently Chairman of Young Associates, a Private Equity Investment House that invests in technology and communication companies, has held senior roles in the telecommunications industry. In addition to his tenure as Chairman of Cable & Wireless, Lord Young has also served as the U.K.'s Secretary of State for Trade & Industry. Lord Young currently serves as chairman of several other companies and institutions, including the Council of University College, London and the West Sussex Economic Forum.

Commenting on Lord Young's appointment, Meir Lipshes, TTI Telecom's chief executive officer said, "Lord Young's many years of telecom industry experience will be invaluable to TTI Telecom as we deepen our penetration of the telecom marketplace by allying ourselves with equipment vendors and systems integrators. Additionally, we will draw on his knowledge of the service provider communities in Europe and APAC to help guide our interactions with prospective customers there. We are very pleased that Lord Young has joined us as an Advisor to the Board and we look forward to working with him."

"TTI Telecom's state-of-the-art OSS and BSS solutions position it as one of the leading companies in the communications software management market," said Lord Young. "I am proud to be taking part in TTI Telecom's dynamic future and excited by its cutting-edge technology, proven products and solutions, seasoned management team and growing customer base. I look forward to working with TTI Telecom to capitalize on the considerable opportunities that the large service provider market affords."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

Contact:

TTI Telecom Ltd.
Meir Lipshes
T: +1.972.3.922.1262
F: +1.972.3.922.1249
meirl@tti.co.il
or
TTI Telecom Ltd.
Sanjay Hurry
T: +1.201.795.3883
F: +1.201.795.3920
sanjay@tti-telecom.com

Tuesday July 9, 6:01 am Eastern Time

Press Release

SOURCE: TTI Telecom

Telecommunications Services of Trinidad and Tobago Selects TTI Telecom's Service Assurance Solution for Multi-Technology Network

HOBOKEN, NJ--(BUSINESS WIRE)--July 9, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - News)--

- Contract Reinforces TTI Telecom's Partnership with Nortel Networks -

TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading provider of integrated, turnkey software management solutions for telecom service providers, today announced that it has been awarded a contract for its Netrac Wireless Fault and Performance operations support system (OSS) by Telecommunications Services of Trinidad and Tobago Limited ("TSTT"), the sole licensed provider of telephone services in Trinidad and Tobago.

TTI Telecom's OSS solution will be implemented as part of a Nortel Networks supply agreement with TSTT, and will be used to manage TSTT's existing TDMA network and soon-to-be-launched GSM & GPRS networks. TSTT is jointly owned by the Government of Trinidad and Tobago (51%) and Cable & Wireless (49%).

"TTI Telecom's Netrac Wireless solution will facilitate our evolution into the 2.5G world and help us ensure the optimal performance of our GPRS wireless data services," said Michael Barrow, General Manager Mobile Services TSTT. "Their solution will enable us to proactively monitor both our existing legacy and planned GPRS networks via one centralized management platform. This will allow us to maximize the utilization of shared resources and minimize the size of the team we need to monitor our networks, culminating in higher cost savings and accelerating our return on investment (ROI).

"Netrac Wireless will seamlessly interface with all the network elements in our multi-technology network and provide us with crucial network and service performance data and advanced warnings of developing problems. By having real-time information on network and service status, we will be able to remedy potential service degradations before our business and customers are adversely affected," continued Barrow.

"This award win reinforces TTI Telecom's long-standing partnership with Nortel Networks, which enables Nortel Networks to resell our Netrac OSS wireless solution into its customer base," said Meir Lipshes, TTI Telecom's chief executive officer. "Together, we offer service providers a full-fledged, integrated management solution that helps them ensure the optimal performance of their network infrastructure and services. Our proven Netrac Wireless service assurance solution will enable TSTT to benefit from a one-time investment for all current and future network expansions, maintain maximum network uptime and speed ROI."

About TSTT:

Telecommunications Services of Trinidad and Tobago Limited is the sole licensed provide of telephone services in Trinidad and Tobago. The company is jointly owned by the Government of Trinidad and Tobago (51%) and Cable & Wireless (49%). TSTT's customer base for landlines stood at 312,901 as of December of 2001 while the cellular customers base is approximately 225,387. Other services provided include Internet, lease lines and data services. The switching and transport infrastructure are both 100% digital. The transport network comprises primarily fibre optic based systems supported by microwave radio systems. Key customers include banking and insurance, petroleum and energy based industries, government and tourism.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

Contact:

TTI Telecom Ltd.
Meir Lipshes, +1.972.3.922.1262
F: +1.972.3.922.1249
meirl@tti-telecom.com
or
TTI Telecom Ltd
Sanjay Hurry, +1.201.795.3883
F: +1.201.795.3920
sanjay@tti-telecom.com

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Wednesday July 17, 6:01 am Eastern Time

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SOURCE: TTI Telecom Ltd.

TTI Telecom Announces Date of Second Quarter 2002 Financial Results

HOBOKEN, N.J.--(BUSINESS WIRE)--July 17, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced plans to release its second quarter 2002 results on Wednesday, August 14, 2002 at approximately 8:00am ET.

A conference call has been scheduled for 9:00am ET that same day and can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com.

A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on August 21, 2002. To access the replay, please dial +1.800.839.4564 (International dialers can call +1.402.220.5081). The webcast of the conference call will be archived on the TTI Telecom web site for a period of three months.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

Contact:

TTI Telecom Ltd.
Meir Lipshes, +1-972-3-922-1262
F: +1-972-3-922-1249
meirl@tti-telecom.com
or
Sanjay Hurry, 201/795-3883
F: 201/795-3920
sanjay@tti-telecom.com

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Wednesday July 31, 8:47 am Eastern Time

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SOURCE: TTI Telecom Ltd.

TTI Telecom Expands Presence in the Americas With New Atlanta Office

New Office to Focus on Development of Next Generation Wireline Technologies and Support Customers in the Americas

HOBOKEN, N.J.--(BUSINESS WIRE)--July 31, 2002-- TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced that it has opened an office in Atlanta, Georgia that will focus on the development of OSS products for the management of next-generation wireline technologies.

The office, expected to be fully operational by the end of August 2002, will also manage the entire lifecycle of projects in the Americas and serve as a regional support center.

TTI Telecom's Atlanta office will develop new Netrac OSS products to manage next-generation wireline technologies such as IP/VPN, MPLS, and optical transport, and will support the Company's core software to its customers in the Americas and be used to house TTI Telecom's back-up libraries to ensure the security and availability of data and software. The office will also manage the entire lifecycle of all projects in the Americas, from delivery through to implementation and support, a task previously done in Israel. Key positions are currently being relocated from offices in Israel to Atlanta and in the upcoming months additional OSS experts will be recruited.

"Our new Atlanta office represents the latest proof point in our strategy to expand our product offering and grow our infrastructure to support an increasingly global customer base," said Meir Lipshes, chief executive officer of TTI Telecom. "In positioning ourselves geographically closer to our customers, we will be able to respond to their needs with greater levels of agility and immediacy throughout all phases of a project's lifecycle. We will also be able to ensure that our solutions are implemented as quickly as possible and that our customers are thoroughly familiar with the operation of our OSS solutions right from the start. With this office, we are offering customers higher levels of support and service while strengthening our ties with them."

The Atlanta office is TTI Telecom's second R&D center established outside of Israel this year. In April 2002, TTI Telecom opened a new Research and Development center in Reading, England, tasked to develop its Netrac 3GOSS products and solutions and provide comprehensive localized support to TTI Telecom's customers in Europe. This new center enables TTI Telecom to encompass Europe's growing number of service providers and spearhead the expansion of its European partners program.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

Contact:


```
TTI Telecom Ltd.
Meir Lipshes, +1-972-3-922-1262
Fax: +1-972-3-922-1249
meirl@tti-telecom.com
        or
Sanjay Hurry, 201/795-3883
Fax: 201/795-3920
sanjay@tti-telecom.com
```


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TCO - Tele Centro Oeste Celular Opens Advanced Network Operations Center Utilizing TTI Telecom's Cellular Solution

Brazil-based Cellular Service Provider Boosts Network Performance with TTI Telecom's Netrac Wireless Solution

---

HOBOKEN, New Jersey - August 5, 2002

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, announced today that it has completed the deployment of its cellular operations support system (OSS), Netrac Wireless, for the cellular network of Tele Centro Oeste (TCO), a leading wireless service provider in Brazil.

TCO selected TTI Telecom's Netrac Wireless solution several quarters ago for the fault, performance, and configuration management of its TDMA and AMPS networks. TCO uses Netrac Wireless to manage the network entities underlying its multi-technology, multi-vendor network, monitor traffic and network performance in real-time and pinpoint and solve problems before customers are impacted.

"Netrac Wireless was the best choice for Tele Centro Oeste," said Sergio Assen?o, Director of Engineering at Tele Centro Oeste. "With Netrac Wireless, we have an integrated view of our network and services and can manage all the technologies and network equipment from one centralized platform. Netrac Wireless enables us to maximize network and service performance, detect potential faults before they escalate into crises and produce capacity reports and maps to ensure the optimal utilization of all network resources."

"As a primary supplier of cellular telecommunications services in Brazil's Central Area including also the Federal District, it is crucial for us to be able to quickly and reliably deliver wireless services to our customers. With TTI Telecom's Netrac Wireless solution, we can meet the carrier-grade requirements of performance, availability and scalability," concluded Sergio Assen?o.

"Today's cellular service providers face numerous challenges in their quest to deliver services across networks spanning various technologies and devices," said Meir Lipshes, TTI Telecom's chief executive officer. "Our multi-vendor, multi-technology Netrac Wireless solution gives operators the tools to effectively manage their network, regardless of the technologies or devices being used."

"Tele Centro Oeste joins a growing number of the world's leading cellular operators who use the Netrac Wireless solution to improve quality of service, speed their return on investment and improve customer satisfaction," continued Lipshes. "This contract also expands our presence in the growing Latin America market. We are extremely pleased to work with Tele Centro Oeste and feel that with this relationship, we are helping one of the leading Brazilian wireless operators to enhance its competitive edge and deliver the ultimate user experience.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems (OSS) and network management systems (NMS) in the telecommunications industry. The Company's solutions, based on its Netra family of products, enable telecommunications service providers to improve the quality of existin services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

About Tele Centro Oeste:

Tele Centro Oeste Celular is one of the companies, which were formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - TELEBRAS by the Federal Government in July 1998. Tele Centro Oeste Celular offers analog and digital cellular telecommunications service to its subscribers under its Basic Service Plan. The company also offers ancillary services, including pre-paid, short message, CSD, WAP, voicemail, call forwarding, call waiting, caller identification and three-way calling. The Band A Subsidiaries of the company provide cellular telecommunications services in Brazil's Federal District and in the Brazilian States of Goias, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre and Tocantins under concessions from the Federal Government. The Band B Subsidiary of the company provides cellular telecommunications service in the Brazilian States of Amapa, Amazonas, Maranhao, Para and Roraima under concessions from the Federal Government. Band A and B subsidiaries cover 68% of the country geographical area. Through agreements with other cellular service providers, the company offers automatic roaming services throughout Brazil that allow subscribers to make and receive calls while out of their region. The company offers international roaming in Argentina and Uruguay through agreements with local cellular service providers in those countries. As of January 2000, the company also offers international roaming in over 60 countries in North America, Europe, Asia, South Africa and Australia.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

Corporate Contacts

Meir Lipshes
Chief Executive Officer
TTI Telecom Ltd.
T: +1.972.3.922.1262
F: +1.972.3.922.1249
meirl@tti-telecom.com
or
Sanjay Hurry
Investor Relations Officer
TTI Telecom Ltd.
T: +1.201.795.3883
F: +1.201.795.3920
sanjay@tti-telecom.com

TTI Telecom Reports Continued Momentum in Business with Second Quarter Operating Income up 42% on 32% Revenue Increase

- Company Adds New Customers while Continuing to Build-out Global Infrastructure to Capture Additional Opportunities -

Petach Tikva, Israel, August 14, 2002 - TTI Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced unaudited results for its second quarter ended June 30, 2002.

Revenues for the second quarter of 2002 reached a record $19.2 million, an increase of 32% versus $14.6 million for the second quarter of last year. Operating income rose 42% to $4.4 million compared with $3.1 million for the same quarter of 2001. Net income for the quarter reached $5.1 million, or $0.42 per diluted share, versus $3.3 million, or $0.28 per diluted share, last year.

Revenues for the six months ended June 30, 2002 reached $37.4 million, an increase of 36% versus $27.6 million for the same period last year. Operating income rose 55% to $8.7 million compared to $5.6 million for the same period of 2001. Net income for the six months reached $9.5 million, or $0.78 per diluted share, versus $6.3 million, or $0.54 per diluted share, last year.

"Our strong performance this quarter reflects our continued penetration of the service provider marketplace and our installed customer base for follow-on orders," said Meir Lipshes, chief executive officer of TTI Telecom. "We received orders from such new customers as TSTT, MobilCom and a leading wireless provider in Israel, and follow-on orders from several customers in Europe and North America.

"At the same time, we continued to build out our infrastructure to support an increasingly global customer base with the opening of new support offices in Hong Kong and Atlanta, the latter also focusing on the core development of next generation wireline technologies."

"The current telecom environment is forcing service providers to place greater emphasis on deploying OSS solutions which enable them to reduce cost and enhance revenue to remain competitive," continued Lipshes. "To capitalize on this trend, we added salespeople in North American to pursue opportunities with the RBOCs and deepen our penetration of existing customers in the region. We also expanded into Asia and Eastern Europe with the addition of seasoned salespeople for these geographies."

Concluded Lipshes, "We believe that the value proposition of our world-class NMS and OSS solutions is a significant competitive differentiator, particularly in the current telecom environment. This, combined with our proven business model, a leveragable and referenceable customer base and a solid balance sheet with approximately $55 million in cash and equivalents and no debt, gives us a platform for continued growth."

2Q02 Earnings Conference Call Information

A conference call has been scheduled for 9:00am ET today, August 14th, on which management will discuss the results of the second quarter. Individuals interested in listening to the call can dial +1.877.546.1566. (International callers dial +1.630.395.0018) The call can also be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the conference call will be made available starting one hour after the completion of the call until 5:00pm ET on August 21, 2002. To access the replay, please dial +1.800.839.4564 (International dialers call +1.402.220.5081). The webcast of the conference call will be archived on the TTI Telecom web site.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of *Netrac* NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

- Tables to follow -

TTI TELECOM INTERNATIONAL LTD.
STATEMENT OF INCOME
(in thousands of U.S. dollars except per share data)

	3 Months Ended		6 Months Ended	
	6/30/02	**6/30/01**	**6/30/02**	**6/30/01**
Revenues:				
Product	$16,400	$12,809	$32,318	$24,408
Services	2,816	1,767	5,084	3,238
Total revenues	19,216	14,576	37,402	27,646
Cost of revenues:				
Product	5,774	5,129	11,588	9,810
Services	1,381	839	2,501	1,552
Total cost of revenues	7,155	5,968	14,089	11,362
Gross profit:				
Product	10,626	7,680	20,730	14,598
Services	1,435	928	2,583	1,686
Total	12,061	8,608	23,313	16,284
Operating expenses:				
Research & development costs, net	1,880	1,515	3,639	2,931
Sales and marketing expenses, net	4,070	2,835	7,633	5,449
General and administrative expenses	1,682	1,193	3,321	2,280
Total operating expenses	7,632	5,543	14,593	10,660
Operating income	4,429	3,065	8,720	5,624
Financial income, net	1,045	563	1,454	1,238
Income before taxes on income	5,474	3,628	10,174	6,862
Income taxes	389	304	709	524
Net income	$5,085	$3,324	$9,465	$6,338
Basic earnings per share	$0.43	$0.29	$0.80	$0.56
Diluted earnings per share	$0.42	$0.28	$0.78	$0.54
Weighted average number o/s:				
Basic	11,864,168	11,394,733	11,833,694	11,391,138
Diluted	12,030,489	11,669,589	12,062,643	11,676,098

TTI TELECOM INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	6/30/2002	12/31/2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$28,528	$36,111
Short term bank deposits	148	193
Marketable securities	26,234	18,182
Trade receivables	18,857	13,585
Unbilled receivables	15,342	13,625
Related parties	66	-
Prepaid expenses and other accounts receivable	5,976	6,286
Total current assets	95,151	87,982
LONG-TERM INVESTMENTS:		
Investment in affiliate	133	0
Severance pay fund	3,353	2,919
Long-term pre-paid expenses	1,046	500
Total long-term investments	4,532	3,419
PROPERTY AND EQUIPMENT:		
Cost	20,150	18,248
Less – accumulated depreciation	10,152	8,465
Property and equipment, net	9,998	9,783
OTHER ASSETS:	14,783	14,413
Total assets	$124,464	$115,597
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Trade payables	2,824	2,743
Related parties	-	2,655
Deferred revenues	1,796	1,549
Other accounts payable and accrued expense	9,115	9,529
Total current liabilities	13,735	16,476
Accrued Severance Pay	4,468	4,236
Shareholders' Equity:		
Share capital	1,794	1,781
Additional paid-in capital	58,730	56,832
Retained earnings	45,737	36,272
Total shareholders' equity	106,261	94,885
Total liabilities and shareholders' equity	$124,464	$115,597

Corporate Contacts:	
Meir Lipshes Chief Executive Officer TTI Telecom Ltd. T: +1.972.3.922.1262 F: +1.972.3.922.1249 mailto:meirl@tti-telecom.com	Sanjay Hurry Investor Relations Officer TTI Telecom Ltd. T: +1.201.795.3883 F: +1.201.795.3920 mailto:sanjay@tti-telecom.com

Monday August 19, 7:02 am Eastern Time

Press Release

SOURCE: TTI Telecom Ltd.

TTI Telecom Launches AutoNOC for Automation of Fault Management Process

- AutoNOC Helps Operators Enhance Operational Efficiency and Maximize Human Capital Resources -

HOBOKEN, N.J.--(BUSINESS WIRE)--Aug. 19, 2002-- TTI Telecom International Ltd. (NASDAQ: TTIL - News), a leading supplier of network management systems (NMS) and operations support systems (OSS) for telecom service providers, today announced the launch of AutoNOC, a new product designed to enable service providers to lower network costs and increase quality of service by automating the resolution of network faults.

AutoNOC, as part of TTI Telecom's Fault Management suite, accelerates the problem resolution cycle by automatically solving the kinds of recurring network problems that tend to plague network operations centers (NOCs). AutoNOC does this by automatically sending predefined commands to network elements in response to specific alarms, in order to solve problems without controller intervention. Controllers see on-screen the alarms that AutoNOC is resolving, and can view details of its activity as well as the network element's response.

AutoNOC can also be operated in semi-automatic mode for any particular alarm type. In this mode, rather than executing a corrective action immediately, AutoNOC provides the authorized controller with a list of recommended fault isolation or corrective actions, and the controller can then choose the one that is most appropriate.

AutoNOC's administration GUI provides management with full control over the types of activities that are automated or semi-automated.

Service providers can leverage AutoNOC's advanced features to:

- Lower SLA violations by offloading repetitive problems from controllers, to allow them to focus on critical problems.
- Improve NOC response times.
- Perform fault isolation and query network elements to better identify the source of network problems.
- Increase operational efficiency and bottom-line profitability through automation.
- Reduce operational costs by fixing network problems with fewer NOC resources and with greater accuracy.

"AutoNOC represents the latest point in our strategy of expanding our product offering to fulfill the business needs of our customers," said Meir Lipshes, chief executive officer of TTI Telecom. "By automating the problem resolution cycle with AutoNOC, service providers can reach new levels of operational efficiency, maximize human capital resources to the fullest, and provide their customers with a positive customer experience in order to remain competitive. In today's challenging environment for telecom, we believe AutoNOC's high-ROI value will resonate with existing and prospective customers."

"We are always looking for ways to help our customers improve the efficiency of their service assurance operations," said Fred Pulver, AutoNOC's product manager. "While conducting research last year, we received feedback showing that a surprisingly high proportion of a controller's time is spent clearing recurring network faults that have known resolution processes. A significant percentage of these faults could be automatically cleared using an intelligent tool that listens to the network, detects these faults, and solves them in a reliable and secure way. To meet this market need, we developed AutoNOC."

Continued Pulver, "AutoNOC enables service providers to automate the resolution of repetitive problems and free up their NOC staff to make better use of their time and expertise. It has the right feature-set to help service providers enhance their operational efficiency and achieve major cost reductions."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools is used by over 100 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

Contact:

TTI Telecom Ltd.
Meir Lipshes, +1.972.3.922.1262
Fax: +1.972.3.922.1249
meirl@tti-telecom.com

Sanjay Hurry, +1.201.795.3883
Fax: +1.201.795.3920
sanjay@tti-telecom.com

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